Exhibit (a)(5)

Dear Valued Partner of Perrigo,

As you may know, earlier this year we received an unsolicited offer from Mylan NV to acquire all outstanding shares of Perrigo. On September 14, 2015, Mylan officially launched this tender offer to Perrigo shareholders. Yesterday, our Board of Directors met to consider the tender offer and, following a thorough review, has unanimously concluded that Mylan’s offer substantially undervalues the Company and its growth prospects and is not in the best interests of Perrigo’s shareholders. Accordingly, the Board recommended that our shareholders reject Mylan’s offer.

The Board believes Perrigo has a strong independent future and that continued execution by the management team against our global growth strategy will deliver superior value to what Mylan is offering. With the acquisition of Omega Pharma, we are a top five global OTC company with a diversified portfolio, a leading market position in key franchises, and a strong and established global distribution platform. Put simply, Perrigo is now, and will continue to be, a strong partner to you as a standalone company.

As an important partner to Perrigo, we want to let you know that this tender offer has no effect on our business operations. We are conducting business as usual, and you can continue to communicate with us through your usual channels should you have any questions.

Your continued partnership with Perrigo to deliver best-in-class products and healthcare has made us the company we are today. We are focused on conducting our business, executing on our goals, and continuing to deliver on our promise to provide high Quality Affordable Healthcare Products® to consumers and patients worldwide.

Perrigo has an exciting future ahead and I want to thank you for your continued partnership with our business.

Joe Papa

Chairman and CEO

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

Irish Takeover Rules

The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 (“Irish Takeover Rules”).

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods. No statement in this communication constitutes an asset valuation.